SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 29, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company	Publicly Held Company
Corporate Tax Payer Registration	Corporate Tax Payer Registration
76.535.764/0001-43	02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

MATERIAL FACT

Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) and Brasil Telecom S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM), in compliance with notice CVM/SEP/GEA-2/358/005 issued on 07/28/2005 by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) to Brasil Telecom Participações S.A., provides clarifications to the market regarding its commercial relations with DNA Propaganda Ltda. (“DNA”) and SMP&B Comunicação Ltda. (“SMP&B”).

1.	It is important to mention that, Brasil Telecom Participações S.A. does not have any commercial relation with DNA nor with SMP&B;

2.	Brasil Telecom S.A. has been using eventual and sporadically, the services from DNA and SMP&B, since the 2nd semester of 2003 and 1st semester of 2004, respectively;

3.
By means of DNA, Brasil Telecom S.A. has broadcasted public utility information programs in radio networks in cities from the interior of Goiás, Rio Grande do Sul, Santa Catarina, Tocantins and Paraná, which amounted to R$ 823.5 thousand. From the total expenses with marketing and advertising that year, Brasil Telecom S.A.’s expenses with DNA represented 0.96%;

4.
From 2004 up to the 1st semester 2005, SMP&B has rendered services of publicity and advertisement agency, sales promotion, publicity campaigns and production of commercial movies, with investments amounting to R$ 3.7 million, which represented 1.43% of the marketing and advertisement expenses incurred by Brasil Telecom S.A. during the same period;

5.	We reiterate that it is common in the advertisement business that the agencies forward the payment(s) to the communication vehicles and other suppliers, after deducting their commission;

6.
The percentile commissions paid to DNA and SMP&B by Brasil Telecom S.A. for the production of publicity and broadcasting campaigns are within the margins established by CENP (Conselho Executivo de Normas Padrão), corporation that regulates the standards for the advertising activity;

7.
In June 29, 2005, due to the fact that DNA and SMP&B are involved in events that are being shown by the media and that is the object of the CPI (Comissão Parlamentar de Inquérito), Brasil Telecom S.A. summoned those agencies extrajudicially, suspending any commercial relations until all facts, at Brasil Telecom S.A.’s discretion, are fully cleared.

Brasilia, July 29, 2005

Carla Cico	Humberto José Rocha Braz
CEO and Investor Relations Officer	CEO
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Humberto José Rocha Braz
Name: Humberto José Rocha Braz Title: Chief Executive Officer